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                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: Conestoga Enterprises, Inc.
                                                  Commission File No.: 333-76488


The following press release was issued by D&E Communications, Inc. on May 17, 2002.

D&E Communications Withdraws Senior Notes Offering

Ephrata, Pennsylvania - D&E Communications, Inc. ("D&E") (Nasdaq: DECC), a leading provider of integrated communications services in south central Pennsylvania, today announced the withdrawal of its proposed private placement of Senior Notes. The offering was withdrawn because the effective yield presented to D&E Company was not sufficiently attractive relative to the committed bank debt.

As previously announced, D&E's financial advisor, Jefferies & Company, Inc. (NYSE: JEF), had arranged a commitment from CoBank, ACB ("CoBank"), the Company's senior lender, to finance a portion of the cash consideration for D&E's pending acquisition of Conestoga Enterprises, Inc. ("Conestoga") (Nasdaq:
CENI). D&E will utilize this commitment to complete the acquisition, and the withdrawal of the Senior Notes offering will not effect timing of the acquisition of Conestoga. Assuming D&E and Conestoga shareholders approve the acquisition, D&E expects to complete the acquisition promptly following the companies' respective shareholder meetings on May 23, 2002.

D&E Communications, Inc. is a provider of integrated communications services to residential and business customers in markets throughout south central Pennsylvania. D&E offers its customers a comprehensive package of communications services including local and long distance telephone service, high-speed data services and Internet access service. D&E also provides business customers with integrated voice and data network solutions.

This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements regarding the acquisition of Conestoga Enterprises, Inc. and financial and other information. These statements are based upon the current beliefs and expectations of D&E's management concerning the development of our business and the benefits of the Conestoga acquisition, are not guarantees of future performance and involve a number of risks, uncertainties, and other important factors that could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the timely completion of the Conestoga merger; the risk that Conestoga's business will not be successfully integrated into D&E; the costs related to the transaction; the significant indebtedness of the combined company; the risk that anticipated synergies of the merger will not be obtained; and other key factors that we have indicated could adversely affect our business and financial performance contained
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in our past and future filings and reports, including those filed with the
United States Securities and Exchange Commission. D&E undertakes no obligation to revise or update its forward-looking statements whether as a result of new information, future events, or otherwise.

D&E and Conestoga filed an amended registration statement on Form S-4 with the Securities and Exchange Commission on April 23, 2002. This registration was declared effective on April 24, 2002. Investors and security holders may obtain a free copy of the registration statement at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's web site at www.decommunications.com when they become available.

THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS SHOULD BE READ CAREFULLY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.